Mail Stop 3-09

							January 6, 2005


Sanford D. Greenberg
Chief Executive Officer
VitaCube Systems Holdings, Inc.
480 South Holly Street
Denver, CO  80246

Re:	VitaCube Systems Holdings, Inc.
	Registration Statement on Form SB-2
	File No. 333-121063

Dear Mr. Greenberg:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Registration Fee Table and Second Prospectus Cover Page (for warrants only)

1. We refer to footnote 5 of the Fee Calculation Table where you indicate in connection with the sale of units you are granting to certain stockholders 250,000 Class A public warrants and 250,000 Class B public warrants in consideration of their agreements to not sell their securities for 12 months from completion of this offering.
It appears that you are registering the issuance of the securities rather than the resale of such securities. We are concerned because if the offering of the securities was conducted privately, then the distribution of the securities must also be completed privately. As such, registering the issuance of the securities is inappropriate. Rather, you should register the resale of the securities and include all the information required by Item 507 of Regulation S-B relating to selling shareholder disclosure. Please revise your prospectus cover page relating to the warrants only and provide in the alternate prospectus pages the information required by Item 507 of Regulation
S-B. Please also supplementally explain to us the facts and circumstances under which you determined to issue the securities that are being issued to certain securityholders.
2. In addition, please provide us with an analysis as to whether it is appropriate to register these securities for resale pursuant to this registration statement as it is unclear whether you have completed your private placement offering.
3. We note your disclosure that your warrants are exercisable at any time after 45 days from the effective date of your offering of the units or such earlier date as the public warrant becomes separately traded. In that regard, it appears you may need to update your prospectus to keep it current for the benefit of those holders who may exercise their warrants. Therefore, it appears you should provide the appropriate Rule 415 undertakings in Part II of your registration statement. In addition, although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please revise to include this disclosure.

4. Please tell us when you intend to first distribute a prospectus and when you intend to provide pricing information. Please note that if you intend to distribute a preliminary prospectus prior to pricing, your document should disclose the formula or other disclosure containing the relationship between the price of your common stock and the offering price of the units.

5. We note your disclosure throughout this document of a 1-for-5 reverse stock split of your common stock expected to be consummated on December 8, 2004. Please revise your document to indicate if the reverse stock has occurred or not.

Prospectus Cover Page (for units offering)
6. Please limit your cover page to the information required by Item
501 of Regulation S-B and only to one page. For example, your first paragraph appears to contain too many details. You should limit the information contained in the first paragraph to the title, amount of securities, the offering price of the securities and the components of the unit. Please note that in describing the components of the unit, the information should not repeat the details regarding the terms of the warrants already provided in your Summary section.
In
addition, please remove the third paragraph to an appropriate place in your document.




Graphical Reference

7. We note your reference to "Pictures of Several Professional Athlete Endorsers and Some of Our Products." Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note we may have comments regarding this material.
8. Please also consider whether the use of testimonials is appropriate for inclusion in the registration statement. We are concerned the use of testimonials may be inappropriate for inclusion as a prospectus is intended to sell securities of a company rather than the specific products of a company. In this regard, we are concerned that the testimonials may lead an investor to emphasize information concerning the products rather than the securities you are offering for sale. Please provide us with a detailed explanation as to why you believe inclusion of testimonials is appropriate for use in the prospectus. Please further note that if you retain the testimonials, you must file a signed consent of the persons making the testimonials to the inclusion of the testimonials as presented in the filing.

Prospectus Summary, page 1
9. We note that the disclosure contained in the sections entitled
"Our Business", "Our Business Strategy" and "Our Competitive
Strengths" are repetitious. Please revise your summary to eliminate the redundancy.

The Offering, page 4
10. We note the disclosure you provide under the heading "Risk Factors" in this section. Please relocate this disclosure to page 1 of the summary where you discuss the key aspects of your business under the heading "Our Business." In addition, please note that in its current form, the enumerated risks you disclose is difficult to read. For the benefit of investors, please provide the enumerated risks in bullet format.

Risk Factors, page 8
11. Please include a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management. In the alternative, advise us as to why you do not believe a risk factor is necessary.

12. We note your disclosure on page 24 under the heading "Dilution" that purchasers of this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the public offering price, without ascribing any value to the Class A and Class B public warrants included in a unit. Please include a separate risk factor that discusses the risk you have described in your Dilution section.

"We have a history of operating losses and a significant
accumulated
deficit . . . .," page 8

13. We note your disclosure that you intend to incur significant expenses in seeking to expand your sales. Please quantify the amount of expenses you expect to incur in the next 12 to 18 months. Please also provide similar disclosure in your Liquidity and Capital Resources section.

"Because our working capital requirements have been and will continue
to be . . . .," page 8

14. Each risk factor should discuss one risk. We note that the discussion in the last sentence of this risk appear to be discussing two separate risks. More specifically, the separate risk that if you issued additional capital, the dilution consequences of such an issuance; and the separate risk of debt financing, which may involve unfavorable financial terms or significant restrictive covenants. Please revise this section such that each risk factor is presented separately.

"Our failure to recruit, maintain and motivate a large base of productive  . . . .," page 9

15. Please explain the reasons why you anticipate your independent distributor organization will be headed by a small number of key independent distributors who will be responsible for a disproportionate amount of your revenues. Please also indicate if this is the current situation.

"A change in the amount of compensation paid to our independent distributors . . . .," page 9

16. We note your disclosure that you expect that one of your significant expenses will be payment of compensation to your independent distributors. Please disclose the percentage that such expenses represented of your total revenues since you switched to using independent distributors to sell your products.

17. We note your statement that changes to your independent distributor compensation changes may make it difficult for you to recruit and retain qualified and motivated independent distributors.
Please indicate whether you intend to make such changes in the near future. If so, please indicate the approximate timeframe of when you expect to make such changes as well describe the expected changes to the extent you can.

"We are not in a position to exert the same level of influence or control over our . . . .," page 9

18. If historically violations by your independent distributors of applicable laws or policies and procedures have negatively affected your products, operations and business reputation, please revise to disclose this information.



"Our direct selling program through independent distributors could be
found not. . . .," page 10

19. Please indicate if you have historically experienced an adverse judicial determination with respect to direct selling program that had a material adverse effect on your sales efforts.

20. You indicate that proceedings related to direct selling program not directly involving you but that which challenge the legality of direct selling systems could have a material adverse effect on your sales efforts and lead to lower revenues. You also state that direct selling programs of some other companies have been successfully challenged in the past. Please briefly describe these challenges and how they have affected direct selling companies.

"We are dependent on a limited number of independent suppliers and
..
.. . .," page 12

21. You should identify any third parties that you substantially rely on for the supply or manufacturers of your products. To the extent you are, please revise this risk factor to address your reliance on such parties. In addition, if you have agreements with such individuals, please describe the material terms of the agreement in the discussion of your Business and file the agreement as an exhibit to your registration statement. If you believe you are not substantially dependent on your supply or manufacturing agreements, provide us with a supplemental analysis supporting your determination.
22. Please indicate if these parties currently meet your supply and manufacturing requirements. Additionally, if difficulties in obtaining needed supplies have ever caused a material delay or disruption to your business, please discuss.

"We face significant competition from existing suppliers of products similar to ours," page 12

23. Please revise your disclosure in this risk factor and elsewhere where applicable to identify those products which your key competitors currently have or are developing and how you expect your competitors intend to compete with your products.

"Adverse publicity associated with our products, ingredients or direct selling . . . .," page 13

24. Please revise to describe the type of negative publicity the industry or you have received.

"We have primarily used one individual to formulate all of our products, and the . . . .," page 14

25. Please indicate if you maintain any consulting or other formal agreement with Dr. William Wheeler. In addition, please describe the material terms of this agreement in an appropriate place of your document and file the agreement as an exhibit. To the extent you have no such agreement, please indicate the reasons why you have not entered into an agreement given your stated reliance on him.

26. You state in this risk factor that Dr. Wheeler formulates nutritional products which may compete with your products. Please revise to indicate whether any products currently compete with your products.

"A slower growth rate in the nutritional supplemental industry could
lessen our . . . .," page 15

27. Please provide us with copies of the sources that support your statement that the trend of significantly slower rate of growth in your industry was reversed in 2003. Please also identify the source in your risk factor and elsewhere in the document where you make similar remarks.

"An active trading market for our securities may not be developed
or
sustained . . . .," page 16

28. Please revise this risk factor to reflect the idea that your common stock is subject to the penny stock rules, which generally have the effect of reducing the level of trading activity for your stock.

29. To illustrate the limited market for your common stock, please disclose the average daily trading volume over the most recent 30 day period and the number of holders of your common stock as of a recent date.

"The representative has limited experience as a managing
underwriter,
which may . . . .," page 17

30. To better illustrate the risk you described in this risk factor, please disclose how long your managing underwriter has been in the business of underwriting securities, and how many firm commitment underwritings the representative has undertaken.

"Certain events could result in dilution of your ownership of our common stock . . . .," page 17

31. Please disclose the number of shares of common stock authorized but currently unissued.

"The Class A and Class B public warrants may be redeemed on short notice . . . .," page 17
32. Please revise your disclosure to indicate whether you may call any of the warrants for redemption during a time when you do not have an effective registration statement for the exercise of the warrants.
We do not pay cash dividends," page 18

33. Please be advised that so far as the risk to investors is concerned, this risk states that you will not pay dividends, which is not a risk by itself to investors. Clearly state that readers should not rely on an investment in your company if they require dividend income and an income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 28
34. Please include a description, in qualitative and quantitative terms, of any known trends or transactions that you reasonably expect will have a material impact on your results of operations and your expectation of whether the present trend of net losses will continue.
See Item 303(b)(1) of Regulation S-B.

35. Please discuss the uncertainty regarding the substantial doubt regarding the company`s ability to continue as a going concern and the expected effects of this uncertainty on operations and financial position.

Results of operations for the nine months ended September 30, 2004, page 30

36. Please revise your discussion to include the specific product or products and the percentage that each product represented of your net sales for the period you have provided in this section. Please also make similar changes to the other periods you discuss in your Results of Operations section.

Results of operations for the year ended December 31, 2003, page
30

37. Please disclose the products that you sold below cost that you determined would not be sold through the independent distributor marketing plan. Please also explain the reasons why you determined such products should not be sold via your independent distributor network.

38. We note that several factors contributed to the increase in your general and administrative expenses for the year ended December 31,
2003 as compared to December 31, 2002. Please quantify the effect that each factor had on increasing your expenses for the 2003 year.

39. In addition, please indicate which product you discontinued in 2003 for which you incurred charges of $177,896. Please also explain the reasons why you discontinued this item.


Our Company, page 33
40. Please also expand the disclosure of the background of the acquisition of all the outstanding equity of V3S by you. For example, discuss:

* the steps that led to the acquisition;
* the reasons of the acquisition;
* whether the negotiations were conducted on an "arms-length" basis;
* the total value of the transaction; and
* the assets and liabilities you acquired as a result of the acquisition.

41. Based on your disclosure that a key part of your marketing strategy is the endorsement of your products by sports celebrities, it appears any agreements you may have with such individuals would be material. In that regard, please indicate which of your celebrities you have entered into formal agreements. If you have entered into any agreements with such celebrities, please describe the material terms of the agreement and file the agreement as exhibits to the registration statement. In the alternative, please tell us why such agreements are not material to you.
42. We note your disclosure on page 30 under the heading "Research and development expenses" that you plan to develop two to four new products in 2005. For any product that is in development, please identify the product; disclose the status of any regulatory review;
the estimated amounts required to complete development, testing and regulatory approval process; and when you anticipate commencement of the marketing efforts.

The Nutrition Industry, page 34

43. Please provide us with a marked copy of the May/June 2004 issue of the Nutrition Business Journal that supports the information you include in this section.

44. Please also provide us with a marked copy of the study/journal that supports the information you include in this section regarding the National Institute of Health.

The Direct Selling Industry, page 34

45. Please provide us with a marked copy of the information provided by Direct Selling Associates that supports the information you include in this section.

Management Information, Internet and Telecommunication Systems,
page
40
46. We note your disclosure that you intend to continue to invest in your technology systems as the ability to efficiently manage and use your information processing systems is critical to your success. Please indicate in your Liquidity and Capital section the amount of capital expended to date on your technology system upgrade.

47. In addition, please add a risk factor describing the risks and potential consequences associated with your reliance on your information processing systems.

Facilities, page 46

48. Please file your lease agreement as an exhibit to the registration statement.

Management, page 47
49. For each consultant, disclose whether you have entered into a consulting agreement and provide the material terms of the agreement.
For example, we note your have entered into consulting agreements with Mr. William E. Wheeler and Mr. Doug Ridley. If the agreement has not been filed as an exhibit, please file it with the next amendment.

Certain Relationships and Related Party Transactions, page 54

50. Since your lease agreement with Arnold Greenberg expired in December 2004. Please indicate if you have entered into another lease agreement with Mr. Greenberg and the amount you will be expected to pay under that agreement.

51. We note your disclosure that the note and all accrued interest held by Warren Cohen were converted into 1,015,304 shares of your common stock at a conversion price of $1.50 per share and that the loans held by Sanford Greenberg were converted into 375,783 shares of your common stock with a conversion rate of $1.50. Please disclose what the market prices of your common stock were on each respective date of the conversion. In addition, please disclose the market price of your common stock on the day Mr. Cohen returned his shares and received some shares and note from you, as well as the amount of the note that represented additional funds loaned by him.

52. Please also disclose the market price of your common stock on the date Mr. DiGiandomenico, employees and owners of MDB were issued the warrants with an exercise price of $1.50.
53. We note the disclosure you have provided regarding the consulting services provided by Messrs. Ridley and Litt. Please revise your disclosure to describe the consulting services provided by each person as well as the amount of time devoted to consulting activities by such persons.


Description of Securities, page 57

Units, page 57

54. We note your disclosure that the Class A and Class B public warrants will trade only as a part of a unit for 45 days following this offering unless the representative of the underwriters determines that separate trading of the warrants should occur earlier. Please indicate under what circumstances the underwriters may determine that separate trading of the warrants should occur earlier.

Underwriting, page 63
55. Tell us whether any of the lead underwriters or any other broker-dealers who may participate in the syndicate may offer or sell the securities electronically. If so, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
56. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the internet. If so, tell us who the party is and the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
57. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
58. Please indicate if you intend to do a "directed share offering."
If so, please provide us with any material you intend to send to potential purchasers such as a "friends and family letter." Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.


Financial Statements

Note 1- Organization, Operations and Significant Accounting
Policies

Organization and Business, F-7

59. The 1-for-5 reverse stock split that is effective as of December
8, 2004 should be covered by the Independent Auditors` Reports, which as included in the filing are dated before December 8, 2004.

Revenue Recognition, F-8

60. We note inconsistencies regarding your disclosure about product returns between the disclosures herein and on pages 40 and F-25. Further it is not clear whether your policy only applies to "new" customers and to what extent, if any, it applies to others and whether and to what extent you allow returns beyond the money back guarantee period. Also in this regard, it is not clear what you mean by a "new" customer. Please revise your disclosures accordingly.
61. Please tell us why you record a reserve for product returns as an allowance to accounts receivable as indicated under your "accounts receivable" accounting policy note rather than as liability.

62. In your critical accounting policy disclosure in MD&A on page
29,
please revise to provide further insight into the estimates that you make regarding revenue recognition. For example, for your estimate of product returns, a)disclose the amount of revenue that you recognized for product that is in the hands of your distributors and customers that under your return policy is returnable, b)relate that amount to the amount you estimate will be returned and have recorded as a reserve, and quantify the amount by which it is reasonably possible that actual returns may differ from the estimate, c)disclose the amount of actual changes in estimates for each period presented for returns and d)to the extent that product expiration dates play a role in product returns, provide disclosure about the amount of returnable product and the product expiration dates.

Inventory, F-9

63. Please disclose in your MD&A the facts and circumstances and chronology from the date you acquired the inventory to the date you recorded the $209,678 addition to the allowance in 2003. Please also disclose the reason for the 92% increase in your inventory as of September 30, 2004 compared to December 31, 2003, despite the 45% decrease in your net sales for the nine months ended September 30, 2004 as compared to the same period in 2003 and the reason that the allowance for obsolete inventory has decreased. In your critical accounting policy for inventory on page 29, include the amounts for your estimates of obsolete inventory as of and for each period presented and the changes in those estimates recorded in subsequent periods.
Form 10-QSB filed on November 15, 2004

General

64. We note that you have presented your financial statements and all other required disclosures as though your 1-for-5 reverse stock split had occurred as of September 30, 2004, when, in fact, that stock split was not effective until December 8, 2004, after the date you filed your Form 10-Q. Please amend your filing to so as not to show the effect of the reverse stock split.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions accounting questions to Amy Bruckner at
(202)
824-5548 or James Rosenberg, Senior Assistant Chief Accountant at
(202) 942-1803.  Direct all other questions to Song P. Brandon at
(202) 942-2831, or me at (202) 942-1840.

								Sincerely,



								Jeffrey Riedler
									Assistant Director

cc:  	Robert Shaiman, Esq.
	Lohf Shaiman Jacobs
	Hyman & Feiger PC
	950 South Cherry Street, Suite 900
	Denver, CO  80246



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Sanford D. Greenberg
VitaCube Systems Holdings, Inc.
January 6, 2005
Page 1